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                                                                    EXHIBIT 99.1


                             [LETTERHEAD OF BROKAT]

               Brokat Reports Preliminary First Quarter Results;

                      Revises Outlook for the Fiscal Year


SAN JOSE, Calif., April 25, 2001: Brokat Technologies (Nasdaq: BROA, Neuer
Markt: BRJ), a global leader in software that enables user-centric business, today announced preliminary results for the first quarter ended March 31, 2001 and revised its revenue outlook for fiscal year 2001.

     Brokat said that it expects revenues for first quarter 2001 to be approximately 42 million Euro. Pro-forma result (EBITDASO, Earnings before Tax, Interest, Depreciation and Stock Options) is expected to be approximately (30.0) million Euro. These figures are in line with the Company's guidance indicated on its February 21, 2001 quarterly conference call that first quarter revenue and operating expenses were expected to be flat or below fourth quarter levels. However, Brokat expects its gross profit for the first quarter 2001 to be approximately 18.5 million Euro, or 44% of revenue.

     Brokat also provided a revised outlook for the fiscal year ending December 31 and currently expects revenues to be within the range of 180 to 190 million Euro.

     "We have recently begun to experience the effects of the worldwide economic slowdown affecting our industry and, accordingly, we think it is prudent to take a more conservative stance toward our fiscal 2001 forecast," said Stefan Rover, Chief Executive Officer of Brokat AG. "While a reduction in visibility and longer sales cycles are currently impacting our near-term outlook, we remain confident that our products are ideally suited to the needs of our customers and hope to announce some high quality wins in the coming months. In ad-


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dition, we plan to initiate a comprehensive cost reduction program intended to allow us to achieve our profitability target of EBITDASO break-even in the fourth quarter of this year."

     Brokat is scheduled to report complete financial results for the first quarter on May 10, 2001, at which time the Company plans to discuss its financial results in more detail during its quarterly conference call.

About Brokat
Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families - multi-channel infrastructure software, rules management and personalization technology, mobile payment software, and e-finance applications - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Bank of America, Blue Martini Software, Charter One, DaimlerChrysler, DBS Bank, IBM Corporation, LBBW, MasterCard International, SE-Banken, Sun Microsystems, Swiss Post Office, T-Motion (a subsidiary of Deutsche Telekom), and Toyota. Select global partners include Compaq, Hewlett Packard, Intel, IBM, Siemens, and Sun Microsystems.
With dual headquarters in San Jose, California and Stuttgart, Germany, Brokat employs over 1,400 people in 17 countries. Information on Brokat and its products is available at www.brokat.com.
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This press release contains "forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995,including statements relating to future financial results (specifically expected revenue, gross margin, and EBITDASO break-even), future "wins" of new customers and plans for future cost-reduction measures. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic conditions, competition in the wireless and software industries, the company's ability to manage its growth effectively, the company's ability to implement its acquisition strategy and to integrate acquired companies, fluctuations in quarterly operating results, the company's history of operating losses and its cash position, and other risks and uncertainties, many of which are beyond the control of the company. Additional information on these and other risks and uncertainties related to the forward-looking statements is included in the "Risk Factors--Risks Relating to Brokat's Business" section of Brokat's registration statement (No. 333-45430) on Form F-4 dated September 8, 2000 and its Form 6-K dated November 17, 2000 on file with the U.S. Securities and Exchange Commission, and its Form 20-F for the 2000 fiscal year to be filed with the SEC. The forward-looking statements in this press release are based on management's reasonable beliefs as of the date of this release, and Brokat assumes no obligation to update them to reflect subsequent information or events. Reported results should not be considered as an indication of future performance.

Brokat, Brokat Technologies and the Brokat Technologies logo are trademarks of Brokat AG or its subsidiaries in the United States and other countries.

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